SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                 FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities and Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                      Commission File Number 1-13536

                    Federated Department Stores, Inc.
          (Exact name of registrant as specified in its charter)

                           151 West 34th Street
                         New York, New York 10001
                              (212) 695-4400
                                    and
                           7 West Seventh Street
                          Cincinnati, Ohio 45202
                              (513) 579-7000
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                5% Convertible Subordinated Notes Due 2003
         (Title of each class of securities covered by this Form)

                  Common Stock, par value $.01 per share
     Rights to Purchase Series A Junior Participating Preferred Stock
                             Series C Warrants
                             Series D Warrants
                         10% Senior Notes due 2001
                       8.125% Senior Notes due 2002
                        8.5% Senior Notes due 2003
                     7.45% Senior Debentures due 2017
                     6.79% Senior Debentures due 2027
                       7% Senior Debentures due 2028
       (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [X]        Rule 12h-3(b)(1)(i)      [X]
Rule 12g-4(a)(1)(ii)    [ ]        Rule 12h-3(b)(1)(ii)     [ ]
Rule 12g-4(a)(2)(i)     [ ]        Rule 12h-3(b)(2)(i)      [ ]
Rule 12g-4(a)(2)(ii)    [ ]        Rule 12h-3(b)(2)(ii)     [ ]
                                   Rule 15d-6               [ ]

Number of holders of record as of the certification or notice date: zero.


                                Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, Federated Department Stores, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  October 8, 1998                FEDERATED DEPARTMENT STORES, INC.


                                      By: /s/ Dennis J. Broderick
                                          Dennis J. Broderick
                                          Senior Vice President, General
                                          Counsel and Secretary